Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Pacific Capital
Cash Assets Trust, Pacific Capital Tax-Free Cash Assets
Trust and Pacific Capital U.S. Government Securities Cash
Assets Trust was held on July 16, 2008. The holders of shares representing 46% of each Fund's total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders
(the resulting votes are presented below).

1. To elect Trustees.

		Dollar Amount of  Votes:

Trustee		For		Withheld

Thomas W. Courtney	$1,341,256,471		$632,779
Diana P. Herrmann	$1,341,291,895		$597,355
Stanley W. Hong	$1,341,291,895		$597,355
Theodore T. Mason	$1,341,291,895		$597,355
Russell K. Okata	$1,341,276,267		$612,983
Douglas Philpotts	$1,341,291,895		$597,355
Oswald K. Stender	$1,341,123,947		$765,303



2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

		Dollar Amount of  Votes:

	For		Against	Abstain

	$1,340,502,331		$135,180	$1,251,740